UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 3)(1)

InfoSearch Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45677V108

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,435,082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,435,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,435,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.69%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,435,082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,435,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,435,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.69%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,416,767
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,416,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,416,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.23%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,416,767
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,416,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,416,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.23%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,435,082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,435,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,435,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45677V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,435,082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,435,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,435,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45677V108

Introductory Statement

This constitutes Amendment No. 3 ("Amendment") to the Statement on Schedule 13D, filed on May 4, 2007, as amended by Amendment No. 1 filed on October 26, 2007 and Amendment No. 2 filed on February 4, 2008 (collectively the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D. Information given in response to each item in the Schedule 13D, shall be deemed incorporated by reference in all other items.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the filing of Amendment No. 2 to Statement on Schedule 13D, the Master Fund used $203,535.13 (including commissions) of its working capital to purchase an aggregate of 20,046,300 shares of Common Stock.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

This Amendment is being filed to report the acquisition of additional Common Stock.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a)

Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 33,435,082 shares of the Common Stock, representing approximately 63.69% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC; and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 33,435,082 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 63.69% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 82% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2007) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 82% of the 33,435,082 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 27,416,767 shares or 52.23% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

CUSIP No. 45677V108

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 52,871,973 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 20, 2008, in the Issuer’s Form 10QSB for the period ended March 31, 2008, as filed with the Securities and Exchange Commission on May 20, 2008.

(b)

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days.

Date of Acquisition	Number of Shares Acquired	Price per Share (including fees and commissions)
6/6/2008	20,000,000*	$0.01
4/29/2008	6,000**	$0.06

* Shares were purchased directly from the issuer in a private placement.
** Shares were purchased on the open market through a broker.

(d)

Not applicable.

(e)

Not applicable.

Item 6 is hereby amended in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Subscription Agreement, dated as of June 6, 2008, a copy of which is attached hereto as Exhibit B and incorporated herein by reference (the “Subscription Agreement”), between the Master Fund and the Issuer, the Master Fund purchased from the Issuer, in a private placement (the “Offering”) on June 6, 2008, 20,000,000 shares of Common Stock at a price of $0.01 per share for an aggregate purchase price of $200,000. The Issuer has delivered to the Master Fund a registration rights agreement granting the Master Fund customary demand and piggy-back registration rights given to investors in offerings equivalent to the Offering.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A  Joint Filing Agreement, dated as of June 18, 2008.

CUSIP No. 45677V108

Exhibit B Subscription Agreement

CUSIP No. 45677V108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Director	Robert S. Ellin, Managing Member

Date: June 18, 2008	Date: June 18, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Managing Member	Robert S. Ellin, Managing Member

Date: June 18, 2008	Date: June 18, 2008

By: /s/ Robert S. Ellin	By: /s/ Jay A. Wolf
Robert S. Ellin, an individual	Jay A. Wolf, an individual
Date: June 18, 2008	Date: June 18, 2008

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 45677V108

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Director	Robert S. Ellin, Managing Member

Date: June 18, 2008	Date: June 18, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Managing Member	Robert S. Ellin, Managing Member

Date: June 18, 2008	Date: June 18, 2008

By: /s/ Robert S. Ellin	By: /s/ Jay A. Wolf
Robert S. Ellin, an individual	Jay A. Wolf, an individual
Date: June 18, 2008	Date: June 18, 2008

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (this “Agreement”) made as of the date set forth on the signature page hereof between Infosearch Media, Inc., a Delaware corporation (the “Company”) and the undersigned (the “Subscriber”).

WITNESSETH:

WHEREAS, the Company is offering in a private placement (the “Offering”) 20,000,000 shares of its common stock (the “Common Stock”) at a price equal to $0.01 per share (the “Offering Price”). The shares of Common Stock offered hereby are sometimes referred to as the “Securities;” and

WHEREAS, the Subscriber desires to purchase that number of Securities set forth on the signature page hereof on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto agree as follows:

I.      SUBSCRIPTION FOR SECURITIES AND REPRESENTATIONS BY SUBSCRIBER

1.1    Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such Securities as is set forth upon the signature page hereof and the Company agrees to sell such Securities to the Subscriber for said purchase price. The purchase price is payable by wire transfer of immediately available funds contemporaneously with the execution and delivery of this Agreement by the Subscriber. Certificates for the shares of Common Stock will be delivered by the Company to the Subscriber promptly following the date hereof (the “Closing”).

1.2    The Subscriber recognizes that the purchase of Securities involves a high degree of risk in that (i) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company; (ii) the Subscriber may not be able to liquidate its investment; (iii) transferability of the Securities is extremely limited; and (iv) in the event of a disposition, the Subscriber could sustain the loss of its entire investment.

1.3    The Subscriber represents that the Subscriber is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, (the “Act”) and that the Subscriber is able to bear the economic risk and illiquidity of an investment in the Securities.

1.4    The Subscriber hereby acknowledges and represents that (i) the Subscriber has prior investment experience, including investment in non-listed and unregistered securities, or that the Subscriber has employed the services of an investment advisor, attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors to evaluate the merits and risks of such an investment on the Subscriber’s behalf; (ii) the Subscriber recognizes the highly speculative nature of an investment in the Securities; and (iii) the Subscriber is able to bear the economic risk and illiquidity which the Subscriber assumes by investing in the Securities.

1.5    The Subscriber understands that none of the Securities have been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon the Subscriber’s investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber’s own account for investment and not with a view toward the resale or distribution thereof to others. The Subscriber, if an entity, was not formed for the purpose of purchasing the Securities.

1.6    Except as otherwise set forth herein, the Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Securities under the Act or any state securities or “blue sky” laws other than as set forth in Section V. The Subscriber consents that the Company may, if it desires, permit the transfer of the Securities out of the Subscriber’s name only when the Subscriber’s request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Act or any applicable state “blue sky” laws (collectively, “Securities Laws”).

1.7    The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities indicating that such Securities have not been registered under the Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records and issue “stop transfer” instructions to its transfer agent with respect to the restrictions on the transferability of such Securities.

1.8    The Subscriber represents that the Subscriber has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Securities subscribed for hereby. This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

II.    REPRESENTATIONS BY THE COMPANY

The Company hereby represents and warrants to the Subscriber that:

2.1     Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and lawful authority to conduct its business as presently conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business presently conducted, or as proposed to be conducted, by it or the properties owned, leased or operated by it, makes such qualification or licensing necessary and where the failure to be so qualified or licensed would have a material adverse effect upon the business, prospects or financial condition of the Company.

2.2     Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in its most recent SEC Filing (as hereafter defined). All issued and outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable. Except as set forth in this Agreement or in the SEC Filings, there are no outstanding options, warrants, agreements, commitments, convertible securities, preemptive rights or other rights to subscribe for or to purchase any shares of capital stock of the Company nor are there any agreements, promises or commitments to issue any of the foregoing, or discussions concerning same. Except as set forth in the SEC Filings, in this Agreement and as otherwise required by law, there are no restrictions upon the voting or transfer of the Securities pursuant to the Company's Certificate of Incorporation, as amended, (the “Certificate of Incorporation”), By-laws or other governing documents or any agreement or other instruments to which the Company is a party or by which the Company is bound; provided, however, that the Securities will be subject to restrictions on transfer and Securities Laws as provided herein. For purposes of this Agreement the term “SEC Filings” means, collectively, the Company's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and all other reports filed by the Company with the SEC pursuant to the Exchange Act since the filing of such Annual Report on Form 10-K and prior to the date hereof.

2.3    Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Securities and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Securities have been duly and validly authorized and, upon the issuance and delivery thereof and payment therefor as contemplated by this Agreement, will be free and clear of liens (other than any liens created by or imposed on the holders thereof through no action of the Company), duly and validly authorized and issued, fully paid and nonassessable. The issuance and sale of the Securities contemplated hereby will not give rise to any preemptive rights or rights of first refusal on behalf of any person.

2.4    No Conflict; Governmental Consents.

(a) The execution and delivery by the Company of this Agreement, the consumma-tion of the transactions contemplated hereby and the offer and sale of the Securities will not result in the violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, or of any provision of the Certificate of Incorporation or By-laws of the Company, and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company.

(b) No consent, waiver, approval, authorization or other order of any governmental authority or other third-party is required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or with the authorization, issuance and sale of the Securities, except for such consents, waivers, approvals, authorizations, orders or filings as may be required to be obtained or made, and which shall have been obtained or made at or prior to the required time.

III.    TERMS OF SUBSCRIPTION

3.1     The Offering is for 20,000,000 shares of Common Stock.

3.2     The purchase price is payable by wire transfer of immediately available funds as provided in Section 1.1.

IV.    REGISTRATION RIGHTS; INDEMNIFICATION.

4.1     Following Closing, the Company shall execute and deliver to Subscriber a registration rights agreement, in customary form and reasonably satisfactory to Subscriber, granting Subscriber customary demand and piggy-back registration rights as given to investors in offerings equivalent to the Offering.

4.2     The Company shall indemnify, save and hold harmless the Subscriber and the Securities from and against any and all liability, loss, cost, damage, reasonable attorneys' and accountants' fees and expenses, court costs and all other out of pocket expenses reasonably incurred by Subscriber in connection with (a) the breach of any representation, warranty, covenant or agreement of the Company made in this Agreement, or (b) interpreting, preserving, exercising and/or enforcing any of the terms hereof.

V.    MISCELLANEOUS

5.1    This Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.2    Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of law.

5.3    The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

5.4    It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

5.5    The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

5.6    This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE	Date Signed: 6/6/2008

Number of shares:	20,000,000

Multiplied by Offering Price per share:	x $0.01

Equals subscription amount:	= $200,000

/s/ Robert Ellin
Signature	Second Signature (if purchasing jointly)

Robert Ellin
Printed Name	Printed Second Name

Trinad Capital Master Fund Ltd.
Entity Name	Entity Name

2121 Ave. of the Starts Suite 2550
Address	Address

Los Angeles, CA 90067
City, State and Zip Code	City, State and Zip Code

310-601-2500
Telephone-Business	Telephone--Business

Facsimile-Business	Facsimile--Business

98-0447604
Tax ID # or Social Security #	Tax ID # or Social Security #

Name in which securities should be issued:	Trinad Capital Master Fund Ltd.

This Subscription Agreement is agreed to and accepted as of June 6, 2008.

INFOSEARCH MEDIA, INC.

By:

/s/ George Lichter
Name: George Lichter
Title: President & CEO